Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 41
to prospectus dated August 21, 2018

ZIM CORPORATION

This Prospectus Supplement No. 41 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 41 includes our attached Form 6-K for the month of August, 2018 as filed with the Securities and Exchange Commission on August 21, 2018.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 41 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 41.

This Prospectus Supplement No. 41 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 41 is August 21, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Quarterly Business Review by Management for the

Quarter Ended June 30, 2018

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	7

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	12

Signatures		14

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	June 30,
	2018	March 31,
	(Unaudited)	2018
ASSETS	$	$
Current assets
Cash and cash equivalents	484,020	418,507
Accounts receivable, net	35,253	38,463
Investment tax credits receivable Other tax credits	147,474 57,073	131,220 82,997
Prepaid expenses	8,767	25,595
	732,587	696,782
Investment	711,953	117,109
Property and equipment, net	28,930	24,334
	1,473,470	838,225
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	20,326	9,057
Accrued liabilities	12,301	19,041
Deferred revenue	90,890	60,224
	123,517	88,322
Deferred rent	—	—
Total liabilities	123,517	88,322
Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2018 and March 31, 2018.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2018 and March 31, 2018.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at June 30, 2018 and 8,136,348 as at March 31, 2018.	19,491,842	19,491,842
Additional paid-in capital	2,961,105	2,962,105
Accumulated deficit	(20,671,090)	(21,325,620)
Accumulated other comprehensive income	165,137	(378,425)
	1,349,953	749,902
	1,473,470	838,225

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2018	Three months ended June 30, 2017
	$	$
Revenue
Mobile	24,249	39,294
Software	97,135	10,426
Software maintenance and consulting	88,125	99,575
Total revenue	209,509	149,295

Operating expenses
Cost of revenue	3,350	3,578
Selling, general and administrative	119,538	162,843
Research and development	52,462	53,921
Total operating expenses	175,350	220,342

Income (loss) from operations	34,159	(71,047)
Other income :
Unrealized gain on equity securities	598,041	—
Interest income , net	3,345	4,242
Total other income	601,386	4,242
Net income (loss) before income taxes	635,545	(66,805)
Income tax benefit	18,895	19,265
Net income (loss)	654,530	(47,540)

Basic and fully diluted income (loss) per share	0.080	(0.006)

Weighted average number of shares outstanding	8,136,348	7,890,493

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ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2018	Three months ended June 30, 2017
	$	$
OPERATING ACTIVITIES
Net income (loss)	654,530	(47,540)
Items not involving cash:
Depreciation of property and equipment	2,503	2,047
Unrealized gain in equity securities	(598,041)	—
Changes in operating working capital
Decrease (increase) in accounts receivable	3,210	7,492
Decrease (increase) in investment tax credits receivable	9,670	(12,263)
Decrease in prepaid expenses	16,828	3,697
Increase in accounts payable	11,269	11,207
Increase (decrease) in accrued liabilities	(6,740)	(123)
Increase (decrease) in deferred rent	—	11,107
Increase (decrease) in deferred revenue	30,666	(35,192)
Cash flows provided by operating activities	128,895	(59,570)

INVESTING ACTIVITIES
Purchase of property and equipment	(6,456)	—
Investment in other companies	—	—
Cash flows provided by (used in) investing activities	—	—
FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash and cash equivalents	(51,926)	(1,201)

Increase (decrease) in cash	65,513	(60,771)
Cash and cash equivalents, beginning of period	418,507	413,676
Cash and cash equivalents, end of period	484,020	358,905

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of June 30, 2018 has been derived from our audited consolidated financial statements for the year ended March 31, 2018. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2018 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three-month period ended June 30, 2018 are not necessarily indicative of the results to be expected for the full year.

2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $20,671,090 and cash flow from operations of $123,895. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value
CP4H	187,367	—
Equispheres	111,990	711,953
HostedBizz	1,005	—

On April 30, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948. Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles foruse in additive manufacturing.

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In January, 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance will be effective for public business entities in fiscal years beginning after December 15, 2017. The effect of the adoption of this standard is an increase in the carrying value of the Equispheres investment at June 30, 2018 of $598,041 to a value of $711,953.

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. Various options to distribute the proceeds from the sale are being considered by the board of CP4H and will be finalized at a later date. ZIM has not recognized this transaction in its financial statements as of March 31, 2018. Once the distribution has been finalized ZIM will recognize its portion of the proceeds as a gain on the sale of assets.

On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($45,758 United States dollars).

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, recapitalization, restructuring, pursuit of new businesses, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month periods ended June 30, 2018 and 2017.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

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All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2018 was $209,509, an increase from $60,214 for the same period last year. The increase in revenue resulted from increases in our software license sales and was slightly offset by decrease in software, maintenance and consulting segments and a decline in the SMS messaging segment.

Net income for the quarter was $654,530, as compared to a net loss of $47,540 for the quarter ended June 30, 2017. The increase in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $598,041 coupled with the increased revenue from the sale of software licenses.

ZIM had cash and cash equivalents of $484,020 at June 30, 2018, as compared to cash and cash equivalents of $418,507 at March 31, 2018.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2017, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will continue to support these products & services and intends to evaluate the viability of the market and make adjustments as may be required.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and
·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

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There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2018 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2017

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2018 and 2017. The information for the three months ended June 30, 2018, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2018, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

REVENUES

	Three months ended June 30, 2018	As a %	Three months ended June 30, 2017	As a %
			$	$
Bulk SMS	24,249	12	39,294	26
	24,249	12	39,294	26

Software	97,135	46	10,426	7

Maintenance and consulting	88,125	42	99,575	67
	185,260	88	110,001	74

Total Revenue	209,509	100	149,295	100

Revenue for the quarter ended June 30, 2018 was $209,509, an increase from $60,214 for the same period last year. The increase in revenue resulted from increases in our software license sales and was slightly offset by decrease in software, maintenance and consulting segments and a decline in the SMS messaging segment.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $10,426 to $97,135 for the quarters ended June 30, 2017 and 2018, respectively. Maintenance and consulting revenue decreased from $99,575 to $88,125. The gain in software sales is mainly due to a bulk purchase from one customer.

We intend to continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended June 30, 2017 we experienced a lower volume of traffic from our customers using our routes and this resulted in decreased revenue from $39,294 to $24,249. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2019.

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OPERATING EXPENSES

	Three months ended June 30, 2018	Three months ended June 30, 2017	Period to period change
	$	$	$
Cost of revenue	3,350	3,578	(228)
Selling, general and administrative	119,538	162,843	(43,305)
Research and development	52,462	53,921	(1,459)
	175,350	220,342	(44,992)

COST OF REVENUE

	Three months ended June 30, 2018	Three months ended June 30, 2017
	$	$
Mobile
Revenue	24,249	39,294
Cost of revenue	(643)	(364)
Gross margin	23,606	38,930

Gross margin percentage	97%	99%
Software
Revenue	88,125	99,575
Cost of revenue	(2,707)	(3,214)
Gross margin	85,418	96,361

Gross margin percentage	97%	97%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2018 and June 30, 2017 were $175,350 and $225,770 respectively. The decrease in selling, general and administrative fees is related to reduced staff, reduced rent expenses and continued cost containment.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2018, and June 30, 2017, the Company recognized compensation expense for employees and consultants of NIL and NIL, respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2018 and 2017 were $52,462 and $53,921, respectively.

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NET INCOME (LOSS)

Net income for the quarter was $654,530, as compared to a net loss of $47,540 for the quarter ended June 30, 2017. The increase in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $598,041 coupled with the increased revenue from the sale of software licenses.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2018, ZIM had cash and cash equivalents of $484,020 and working capital of $609,070, as compared to cash and cash equivalents of $418,507 and working capital of $608,460 at March 31, 2018.

Cash flows for the fiscal periods were as follows:

	Three months ended June 30, 2018	Three months ended June 30, 2017
	$	$
Cash flows provided by operating activities	123,895	(59,570)
Cash flows provided by (used in) investing activities	(6,456)	—
Cash flows provided by financing activities	—	—

At June 30, 2018, the Company had a working capital line from its principal banker for approximately $37,971 in addition to a cash and cash equivalent balance of $484,020. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company, raising debt or equity capital and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $358,905 are comprised of $93,205 in cash and $265,700 in cash equivalents as at June 30, 2017. The cash equivalents of $265,700 at June 30, 2017 ($349,519 at March 31, 2016) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $121,369 ($157,500 CDN) – Payable on demand:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $144,331 – Payable on demand. These deposits are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2018	March 31, 2018
Canadian dollars	72,937	210,939
US dollars	222,438	42,374
Brazilian reals	796,110	704,236

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2018	March 31, 2018
Canadian dollars	20,970	13,396
US dollars	7,500	210
Brazilian reals	45,667	92,325

Accounts payable include the following amounts payable in their source currency:

	June 30, 2018	March 31, 2018
Canadian dollars	26,501	11,029
US dollars	—	—
Brazilian reals	772	1,670

Accrued liabilities include the following accruals in their source currency:

	June 30, 2018	March 31, 2018
Canadian dollars	8,487	14,992
Brazilian reals	22,610	24,567

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

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CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	June 30, 2018	March 31, 2018
Canada	45%	27%
North America, excluding Canada	21%	1%
South America	34%	72%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 17, 2018	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 17, 2018	/s/ John Chapman John Chapman, Chief Financial Officer

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